06004361

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52471

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Montecito Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2015B State Street
(No. and Street)

Santa Barbara (City) California (State) 93105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise Alpine (805) 957-4202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MacFarlane, Faletti & Co. LLP
(Name – *if individual, state last, first, middle name*)

115 E. Micheltorena St. #200 (Address) (City) Santa Barbara, CA (State) 93101 (Zip Code)

PROCESSED
APR 2 8 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2006
WASH. D.C.
203

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Denise Alpine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montecito Advisors, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CYNTHIA ANNE LOUSTALOT
COMM. #1472162
NOTARY PUBLIC • CALIFORNIA
SANTA BARBARA COUNTY
Comm. Exp. FEB. 24, 2008

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONTECITO ADVISORS, INC.
INDEX
DECEMBER 31, 2005 AND 2004

MACFARLANE
FALETTI & CO.
LLP
CERTIFIED PUBLIC ACCOUNTANTS

REED S. SPANGLER
SUSAN M. FRAZIER
JANE E. RUSSELL
GAIL H. ANIKOUCHINE
WILLIAM L. JACKSON

JAMES W. FISCHER
PRAJESH ACHARYA
JOHN B.C. HILL
JOE FRANCO

HARVEY K. LYNN,
CONSULTANT

115 E. MICHELTORENA ST.
SUITE 200
SANTA BARBARA
CALIFORNIA 93101
PHONE (805)966-4157
FAX (805)965-2454

2948 NOJOQUI AVE.
SUITE 3
P.O. BOX 336
LOS OLIVOS
CALIFORNIA 93441
PHONE (805)688-6449
FAX (805)688-6440

E-MAIL cpa@mfco.com
WEBSITE www.mfco.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Montecito Advisors, Inc.

We have audited the statements of financial condition of Montecito Advisors, Inc. (a California "S" Corporation) as of December 31, 2005 and 2004, and the related statements of income and comprehensive income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Montecito Advisors, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules listed in the index to financial statements are presented for purposes of complying with the Securities and Exchange Commission's rules and regulations under the Securities Exchange Act of 1934 and are not otherwise a required part of the basic financial statements. The supplementary schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MacFarlane, Faletti + Co. LLP

Santa Barbara, California
February 23, 2006

MONTECITO ADVISORS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
Current Assets		
Cash and cash equivalents	$ 141,071	$ 68,942
Receivables (Note 2)	43,957	7,762
Other receivables (Note 3)	21,547	21,547
Prepaid expenses	22,465	24,045
Total Current Assets	229,040	122,296
Furniture and Equipment (net of accumulated depreciation of $46,851 and $43,528)	9,013	12,336
Other Assets		
Deposits	2,901	3,597
Investments (Note 4)	30,300	30,300
Deposits with clearing organizations (Note 5)	100,000	200,425
Subscribers' deposits (Note 6)	-	825,000
Total Other Assets	133,201	1,059,322
Total Assets	$ 371,254	$ 1,193,954

LIABILITIES AND SHAREHOLDERS' EQUITY

	2005	2004
Current Liabilities		
Accounts payable and accrued expenses	$ 76,594	$ 7,176
Due to Special Purpose Entity (Note 6)	-	825,000
Total Current Liabilities	76,594	832,176
Shareholders' Equity		
Voting common stock, $1 par value; 10,000 shares authorized; 100 shares issued and outstanding	100	100
Additional paid-in-capital	299,900	299,900
Accumulated other comprehensive income, unrealized gain/(losses)	(9,825)	(9,825)
Retained earnings	4,485	71,603
Total Shareholders' Equity	294,660	361,778
Total Liabilities and Shareholders' Equity	$ 371,254	$ 1,193,954

See accompanying notes

MONTECITO ADVISORS, INC.

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Revenue		
Commissions	$ 354,666	$ 100,376
Brokerage credit	96,786	-
Investment advisory fees	62,980	46,548
Wrap fees	24,013	19,491
Ticket charges	3,559	11,290
Short sale revenue	16,032	-
12B1, margin and interest income	43,685	18,364
Total Revenue	601,721	196,069
Expenses		
Correspondent broker clearing charges	356,239	81,606
Investment advisory expense	30,356	25,069
Employee compensation and benefits	26,745	82,441
Professional fees	82,351	62,696
Occupancy	42,143	38,533
Office expense	33,708	18,928
Insurance	36,401	22,388
Depreciation	3,323	7,448
Other selling and administrative	57,584	23,708
Total Expenses	668,850	362,817
Other Income		
Dividends	1,351	261
Loss Before Provision for State Income Tax	(65,778)	(166,487)
Provision for state income tax (Note 7)	1,340	850
Net Loss	(67,118)	(167,337)
Other Comprehensive Income		
Unrealized gain on investment	-	1,425
Total Comprehensive Loss	$ (67,118)	$ (165,912)

See accompanying notes

MONTECITO ADVISORS, INC.

STATEMENT OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock		Additional	Accumulated Other Comprehensive Income	Retained	Total Shareholders'
	Shares	Amount	Paid in Capital	Unrealized (Loss)/Gain	Earnings	Equity
Balances, December 31, 2003	100	$ 100	$ 99,900	$ (11,250)	$ 238,940	$ 327,690
Additional Paid in Capital	-	-	200,000	-	-	200,000
Net loss - 2004	-	-	-	-	(167,337)	(167,337)
Unrealized gain on investment	-	-	-	1,425	-	1,425
Balances, December 31, 2004	100	$ 100	$ 299,900	$ (9,825)	$ 71,603	$ 361,778
Net loss - 2005	-	-	-	-	(67,118)	(67,118)
Balances, December 31, 2005	100	$ 100	$ 299,900	$ (9,825)	$ 4,485	$ 294,660

See accompanying notes

MONTECITO ADVISORS, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Cash Flows from Operating Activities:		
Net loss	$ (67,118)	$ (167,337)
Adjustments to reconcile net loss to cash provided/(used) by operating activities:		
Depreciation	3,323	7,448
Changes in:		
Receivables	(36,195)	10,119
Other receivables	-	(9,105)
Refundable deposit	-	101,854
Prepaid expenses	1,580	(19,423)
Deposits	696	(91)
Deposits with clearing organizations	100,425	(125,425)
Accounts payable	68,918	(4,860)
Cash Provided/(Used) by Operating Activities	71,629	(206,820)
Cash Flows from Financing Activities - Additional paid in capital	-	200,000
Net Increase/(Decrease) in Cash	71,629	(6,820)
Cash and Cash Equivalents at Beginning of Year	68,942	75,762
Cash and Cash Equivalents at End of Year	$ 140,571	$ 68,942

Supplemental disclosure of cash flow information (Note 9):

	2005	2004
Cash paid during the year for state income tax	$ 1,340	$ 50
Unrealized gain on investments	$ -	$ 1,425

See accompanying notes

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Company:

Montecito Advisors, Inc. (the Company) (a California "S" Corporation) is a brokerage company located in Santa Barbara, California originally providing mutual fund trading and investment advisory services to various investors. On October 21, 2004, the Company received approval from the National Association of Securities Dealers (NASD) to expand its business operations to include equity, bond and option trading, variable life and annuity contracts, and the private placements of securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the NASD.

Basis of Accounting

The accompanying financial statements of the Company have been prepared on an accrual basis; consequently, revenues are recognized when earned, and expenses are recognized when incurred.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in a checking account, cash in a mutual fund checking account and cash held by an investment custodian.

Furniture and Equipment

Furniture and equipment with an expected life of greater than one year and a cost exceeding $500 are recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of five to seven years.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

Significant estimates used in preparing these financial statements include depreciation, fair market value of investments, and the collectability of accounts receivable. It is at least reasonably possible that the significant estimates used will change within the next year.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

Financial instruments are carried at cost which approximates fair value.

Investments

Stock warrants with no readily determinable market value are carried at original cost. All other investments are carried at fair market value.

Agency Transactions

The Company receives funds for a private placement and maintains the funds in a separate account until the offering is closed. The Company records an offsetting liability payable to the entity contracting the Company to act as agent.

Income Taxes

The Company has elected "S" Corporation status for federal, California and West Virginia income tax purposes. Therefore, under federal law, the Company does not pay income tax. The income is passed through on a pro-rata basis to the shareholders who report the income on their individual returns. Both California and West Virginia recognize "S" corporations as a pass-through entity; however, California imposes a minimum of $800 or a 1.5% tax on income at the corporate level. West Virginia imposes a minimum franchise tax of $50 or a 7% tax on capital.

NOTE 2: RECEIVABLES

Accounts receivable at December 31, consist of the following:

	2005	2004
Brokerage house receivables	$ 31,312	$ 7,762
Client receivables	12,645	-
Total receivables	$ 43,957	$ 7,762

The Company clears all of its proprietary and client transactions through brokerage houses and other broker-dealers on a fully disclosed basis. No allowance for doubtful accounts has been made for the receivables as management considers the balance to be fully collectible.

NOTE 3: OTHER RECEIVABLES

At December 31, 2005, two of the shareholders owe the Company $21,547. For the current year all interest charges have been waived. The two shareholders plan to repay the amounts due to the Company in 2006.

NOTE 4: INVESTMENTS

At December 31, 2005 and 2004, the Company's investments consisted of stock warrants that provide the right to purchase shares of a non-publicly traded company. These warrants become exercisable at various future dates and are carried at cost since they have no readily determinable value. The cost of these warrants is $15,075. Other investments consist of equities available for sale carried at fair market value. The fair market value of these securities is $15,225 at December 31, 2005 and 2004, respectively, with an unrealized gain of $1,425.

NOTE 5: DEPOSITS WITH CLEARING ORGANIZATIONS

At December 31, 2005, the Company maintained good-faith deposit of $100,000 with one broker-dealer.

NOTE 6: SUBSCRIBERS' DEPOSITS AND DUE TO SPECIAL PURPOSE ENTITY

The Company acts as a placement agent for special purpose entities in connection with offerings to investors to become members of the special entities. At December 31, 2004, the Company held subscribers' deposits in the amount of $825,000. During the year ended December 31, 2005, the offering closed and the Company transferred the funds to the special purpose entity.

NOTE 7: INCOME TAXES

The provision for taxes is computed based on the book income and the applicable tax laws, taking into account permanent and temporary differences and adjustments as appropriate. The provision for California income tax is $1,340 for 2005 and $850 for 2004.

NOTE 8: COMMITMENTS

Broker-Dealer Contracts

At December 31, 2005, the Company has contracts with other broker-dealers which may be terminated by either party without cause with thirty (30) days' prior notice.

Software Use Contract

At December 31, 2005, the Company had a contract with an entity owning sophisticated trade software. The Company pays fees to the entity based upon the nature and quantity of trades executed with the software. In addition, the entity pays the Company fees based upon the number of broker-dealers who use the software through the Company.

Private Placement Contract

At December 31, 2005, the Company had a contract with a special purpose entity (See Note 6).

Office lease

The Company leases office space in Santa Barbara on a month-to-month basis. The Company also leases office space in West Virginia under a non-cancelable lease that expires in September 2007. The monthly rent is $1,145. The Company has the option to renew the West Virginia lease for an additional two year term that includes a 7% increase in rent. Office rent expense was $27,375 and $24,110 in 2005 and 2004, respectively.

NOTE 9: RETIREMENT PLAN

The Company has a defined contribution employee retirement plan that covers full-time employees who are at least 21 years of age and have one year of service as of the entry date. The company did not make any contributions to the plan in 2005 or 2004.

NOTE 10: NET CAPITAL REQUIREMENT

The Company, as a registered broker, dealer and investment advisor and as a member of the National Association of Securities Dealers, Inc. (NASD), must comply with the Net Capital rule of the Securities and Exchange Commission. The Company has a capital requirement of the greater of $5,000 or 6.667% of aggregate indebtedness. At December 31, 2005, the Company had net capital as computed under Rule 15c3-1 of $161,735 which was $156,628 in excess of the amount required to be maintained at that date. At December 31, 2004, the Company had net capital as computed under Rule 15c3-1 of $260,852 which was $205,371 in excess of the amount required to be maintained at that date.

NOTE 11: RELATED PARTIES

The shareholders of the Company own 81% of another entity that operates in the same industry.

The Company advanced one of the shareholders approximately $11,000 in 2004 (See Note 3).

Two shareholders of the Company owned two-thirds of the company purchased in 2003 (see Note 4).

NOTE 13: CONCENTRATIONS OF RISKS

Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's cash is in a mutual fund checking account that is not insured by the Federal Deposit Insurance Company (FDIC).

<u>SUPPLEMENTAL SCHEDULE</u>

MONTECITO ADVISORS, INC.

SUPPLEMENTARY SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2005 AND 2004

		2005		2004
Net Capital:				
Total shareholders' equity	$	294,660	$	361,778
Deduct - Nonallowable Assets:				
Receivables		43,957		7,762
Other receivables		21,547		21,547
Investments		30,300		30,300
Prepaid expenses		22,465		24,045
Furniture and equipment		9,013		12,336
Deposits		2,901		3,597
Net capital before haircuts		164,477		262,191
Haircuts:				
2% of money market funds		2,742		1,339
Net Capital		161,735		260,852
Minimum net capital required - 6 2/3% of aggregate indebtedness included in the statement of financial condition or $5,000 whichever is greater		5,107		55,481
Excess Net Capital	$	156,628	$	205,371
Aggregate indebtedness	$	76,594	$	832,176
Ratio: Aggregate indebtedness to net capital		0.47		3.19

Reconciliation of Form X-17A-5 filed for quarter ending December 31, 2005 and 2004:

		Net Capital		Net Capital
As reported on Form X-17A-5	$	231,058	$	257,284
Change in shareholders' equity		(46,249)		(2,466)
Changes in nonallowable assets		(23,074)		5,808
Reduction in haircuts		-		226
Net Capital as reported above	$	161,735	$	260,852

MONTECITO ADVISORS, INC.

SUPPLEMENTARY SCHEDULE 2

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005 AND 2004

Montecito Advisors, Inc. is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c-3" and "Information relating to Possession or Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3-3(k)(2)(B) of the Rule.

INTERNAL CONTROL

MACFARLANE
FALETTI & CO.
L L P
CERTIFIED PUBLIC ACCOUNTANTS

REED S. SPANGLER
SUSAN M. FRAZIER
JANE E. RUSSELL
GAIL H. ANIKOUCHINE
WILLIAM L. JACKSON

JAMES W. FISCHER
PRAJESH ACHARYA
JOHN B.C. HILL
JOE FRANCO

HARVEY K. LYNN,
CONSULTANT

115 E. MICHELTORENA ST.
SUITE 200
SANTA BARBARA
CALIFORNIA 93101
PHONE (805)966-4157
FAX (805)965-2454

2948 NOJOQUI AVE.
SUITE 3
P.O. BOX 336
LOS OLIVOS
CALIFORNIA 93441
PHONE (805)688-6449
FAX (805)688-6440

E-MAIL cpa@mfco.com
WEBSITE www.mfco.com

Board of Directors
Montecito Advisors, Inc.

In planning and performing our audit of the financial statements of Montecito Advisors, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11)

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

MacFarlane, Faletti + Co. LLP

Santa Barbara, California
February 23, 2006